Exhibit 4.97

21 December 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

ORASCOM TELECOM HOLDING S.A.E.

CO-OPERATION AGREEMENT

THIS CO-OPERATION AGREEMENT (this “Agreement”) is made on 21 December 2005 (the “Effective Date”)

BETWEEN:

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED, a company incorporated in the Cayman Islands, having its registered office at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, British West Indies and its correspondence address at 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong (“HTIL”); and

ORASCOM TELECOM HOLDING S.A.E., a company established in accordance with the laws of the Arab Republic of Egypt and with its principal place of business at 2005A Nile City Towers, Cornish El Nile, Ramlet Beaulac, Cairo, Egypt (“OTH”).

(HTIL and OTH are hereinafter referred jointly as “Parties” and individually as “Party”.)

WHEREAS:

(a)	A fundamental basis for OTH’s investment in HTIL is achievement of the commercial, operational and technological synergies and other benefits contemplated by this Agreement, especially as regards the supply of Network Equipment and services.

(b)	It is the Parties’ mutual objective to achieve leadership in their respective markets by building on their skills as well as their strengths and knowledge in those markets.

(c)	The Parties have agreed to enter into this Agreement to record their intention to enter into mutually beneficial co-operation in accordance with the terms and conditions set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	Objectives

1.1	The Parties desire to achieve commercial, operational and technological synergies and other benefits and will co-operate in the areas set out in Schedule 1 to this Agreement:

(a)	to obtain the most favourable pricing and to maximise such other benefits as can be extracted from suppliers;

(b)	to share know-how and experience; and

(c)	to share research and development.

1.2	The Parties will co-operate at all levels and make available appropriate management team resources from their respective organizations to achieve the objectives described in Clause 1.1 (the “Objectives”).

2.	Steering Committee

2.1	The Parties shall establish a Steering Committee consisting of six members no later than 30 days after the Effective Date. Each Party shall be entitled to nominate three members to the Steering Committee and such members shall be board level officers such as the Chief Executive Officer, Executive Director or Chief Technology Officer of the relevant Party. Each Party shall allow its committee members to appoint alternates.

2.2	Subject to the obligations set out in Clause 4, the role of the Steering Committee shall be to:

(a)	manage the overall strategy and scope of this Agreement including regularly review the efficacy of the provisions hereof; and

(b)	review any purchase orders issued to or any new purchasing arrangements as regards Network Equipment entered into with suppliers by each Party or its Group Members since the last Steering Committee with a purchase value over US$2,000,000.00 or such other amounts as determined by the Steering Committee from time to time.

2.3	The Steering Committee shall meet not less than once every two months or, on an ad hoc basis, whenever requested by either Party. Meetings can be held, or members of the Steering Committee can participate in a meeting, by means of telephone conference, video conference or similar communications equipment.

2.4	The Steering Committee shall use its best endeavours to agree on a joint procurement process in accordance with Clause 4 not later than 60 days after its first meeting.

2.5	Notwithstanding the establishment of the Steering Committee, the Parties contemplate that co-operation between themselves shall be continuous and shall occur on both a formal and informal basis.

3.	Areas of Co-operation

3.1	In order to achieve the Objectives, the Parties agree to co-operate in certain areas, including but not limited to:

(a)	establishing a common data base with respect to their suppliers, which would contain, among other things, information on technical specifications and prices for Current Network Procurement Agreements and Future Network Procurement Agreements except to the extent that any legal obligation of the OTH Group or HTIL Group would be breached, with the Parties agreeing to use their best endeavours to achieve this result as regards Current Network Procurement Agreements;

(b)	organizing joint communications to inform their suppliers of the arrangements arising under this Agreement;

(c)	periodic meetings involving procurement specialists representing both Parties to determine strategy and to implement such strategy on an ongoing basis; and

(d)	investigate options for aligning and exploiting synergies between them as and when they arise, including the use of joint or co-branded products targeting markets where they have controlled operations.

3.2	The Parties shall use their reasonable endeavours to negotiate in good faith such other agreements as may be necessary to implement co-operation in the areas set out in Schedule 1.

4.	Vendors

4.1	The Parties shall on a regular basis identify and agree to a list of vendors (each a “Vendor” and collectively the “Vendors”) that supply Network Equipment and services to entities within the OTH Group and HTIL Group respectively and share information on the scale and timing of their respective future requirements in the area of network procurement. Either Party may identify additional Vendors by giving written notice to the other Party to that effect.

4.2	The Parties shall jointly identify and contact Vendors considered as likely sources of supply of Network Equipment and/or services. The Parties shall also co-ordinate their communications with investors and other market participants in order to notify them of the synergies and other benefits being achieved as a result of the arrangements arising under this Agreement.

4.3	Subject to commercial and operational conditions within a particular local market, the Parties shall use their reasonable endeavours to maximize the number of common Vendors with which each of them does business.

4.4	For all Future Network Procurement Agreements (or other legal instrument in which the provision of supply is documented) each Party shall ensure that such agreements permit disclosure of the terms and conditions of such Network Procurement Agreements (including but not limited to all pricing information) to the other Party or entities within the OTH Group or the HTIL Group (as applicable), with the Parties agreeing to use their reasonable endeavours to achieve this result as regards Current Network Procurement Agreements (or other legal instrument in which the provision of supply is documented).

4.5

Each Party shall as regards Future Network Procurement Agreements (or other legal instrument in which the provision of supply is documented), with the Parties agreeing to use their reasonable endeavours as regards Current Network Procurement Agreements (or other legal instrument in which the provision of supply is documented) to, include provisions (the “Required Contractual Provisions”) to the effect that the Vendors shall offer the specified Network Equipment and/or services to the other Party or entities within the OTH Group or HTIL Group (as applicable) according to terms and conditions (including but not limited to unit pricing and volume discounts) no less favourable than those set forth in such agreements adjusted to reflect local costs (such as for civil engineering works or labour) prevailing in a particular market

OTH may agree from time to time to exclude market specific prices from the Required Contractual Provisions for any market.

4.6	The Parties shall jointly approach Vendors to negotiate a discount sharing arrangement based on the cumulative purchases by volume amount expressed in U.S. dollars by both Parties from such Vendor. Such arrangement shall be designed to extract discounts (the “Additional Volume Discounts”) in addition to whatever Party has agreed in its individual Network Procurement Agreements.

The Parties agree that whatever Additional Volume Discounts are obtained as a result of their joint efforts shall be shared by them on a pro rata basis according to their respective contributions towards obtaining the Additional Volume Discounts, with the details of this arrangement to be determined by the Steering Committee.

4.7	Each Party shall, and shall procure that each of its Group Members shall, exclude from a particular procurement procedure as regards a Future Network Procurement Agreement any Vendor that does not agree to inclusion of the Required Contractual Provisions until such time as such Vendor agrees in writing to inclusion of the Required Contractual Provisions.

4.8	For the avoidance of doubt, the Parties acknowledge that the Required Contractual Provisions or the Additional Volume Discounts may be documented in a legal instrument separate from a specific Network Procurement Agreement.

4.9	The Parties agree that Clauses 4.5 and 4.7 may not apply in relation to the exceptional cases set out in Schedule 2 (the “Exceptional Cases”). The Steering Committee may unanimously determine whether other situations requiring performance of the Parties’ obligations pursuant to Clauses 4.5 and 4.7 constitute and/or should be added to the list of Exceptional Cases (the “Additional Exceptional Cases”). When determining whether or not an Additional Exceptional Case exists the Steering Committee shall be guided by the general principle that the obligations set out in Clauses 4.5 and 4.7 shall not apply to a particular Network Equipment procurement procedure if performance of such obligations causes or would cause either Party to suffer a material economic loss. Each Party shall use its best endeavours to ensure that the OTH Group or the HTIL Group (as applicable) shall engage in procurement procedures such that they do not constitute Exceptional Cases or Additional Exceptional Cases.

The Parties further agree, to the extent that prevailing commercial and economic conditions allow, to limit their purchase volumes from any Vendor that does not agree to the Required Contractual Provisions in the event that an Exceptional Case or an Additional Exceptional Case exists.

4.10	The provisions of this Clause 4 shall not apply to any Future Network Procurement entered into within 15 days of the date on which this Agreement is executed by the Parties.

5.	Costs

Each Party shall pay its own costs, charges and expenses incurred in connection with negotiating, preparing and implementing this Agreement and any transactions contemplated by it (including but not limited to any costs of participating in the meetings of the Steering Committee or meetings of procurement specialists).

6.	Confidentiality

6.1	Each Recipient shall, during the term of this Agreement and for two years thereafter, keep the confidentiality of any Confidential Information which may be obtained under this Agreement in strict confidence. To this end, each Recipient shall not, without the Disclosing Party’s prior written consent: (a) disclose any Confidential Information to any Third Party; or (b) use any Confidential Information for any purpose other than as specified in this Agreement.

6.2	The obligation of confidentiality under Clause 6.1 does not apply to:

(a)	the disclosure of information to the extent required to be disclosed by law, any stock exchange regulation or any binding judgment, order or requirement of any court or other competent authority;

(b)	information which is publicly available or becomes publicly available (otherwise than as a result of a breach of this Clause 6);

(c)	information within the possession of a Party prior to its being furnished to such Party pursuant hereto, provided that the source of such information was not known to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the other Party with respect to such information;

(d)	information that becomes available to a Party on a non-confidential basis from a source other than the other Party, provided that such source is not known to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the other Party with respect to such information;

(e)	the Parties agree in writing is not Confidential Information; or

(f)	the disclosure of information by OTH to any other OTH Group Member or by HTIL to any other HTIL Group Member.

6.3	Each Recipient shall inform its directors, officers and employees and its bona fide professional consultants, advisors or auditors, or those of any OTH Group Member or any HTIL Group Member (as the case may be), to whom it provides Confidential Information, that such information is confidential and shall instruct them:

(a)	to keep it confidential; and

(b)	not to disclose it to any Third Party (other than those persons to whom it has already been disclosed in accordance with the terms of this Agreement).

The Recipient shall be responsible for any breach of this Clause 6 by the person to whom it is disclosed.

6.4	For the purpose of this Agreement,

“Confidential Information” means any and all information disclosed by or on behalf of the Disclosing Party (as defined below) to the Recipient (as defined below) hereunder (whether before or after the date of this Agreement, in writing, verbally or otherwise and whether directly or indirectly), including but not limited to information regarding the business and operations and agreements entered into by OTH Group Members or HTIL Group Members (as applicable) and any analyses, compilations, notes, studies, memoranda or other documents derived from, containing or reflecting such information;

“Disclosing Party” means a Party that has disclosed Confidential Information to the other Party under this Agreement;

“OTH Group Member”, “HTIL Group Member” or a “Group Member” of a Party means any subsidiary companies of OTH or HTIL, as the case may be, and “OTH Group” and “HTIL Group” shall mean OTH or HTIL (as applicable) and the group comprising all OTH Group Members and all HTIL Group Members respectively;

“Recipient” means a Party that is a recipient of Confidential Information from a Disclosing Party; and

“Third Party” means any third party except for directors, officers and employees or bona fide professional consultants, advisors or auditors of the Receiving Party who need to have access to Confidential Information for the purpose of this Agreement.

6.5	Each Party acknowledges that a breach of this Clause 6 may cause the other Party irreparable damage for which monetary indemnity may not be an adequate remedy. Accordingly, in addition to other remedies that may be available, either Party may seek and obtain injunctive relief against such a breach or threatened breach in any relevant country.

7.	Intellectual Property

It is understood by the Parties that this Agreement will not be intended to develop any proprietary works containing any type of intellectual property rights, and that neither Party shall be obliged to disclose or grant a license of its know-how, patents, registered designs, utility models, copyrights, database rights and topography rights (including any applications for any of the foregoing and the right to apply therefore in any jurisdiction) to the other Party unless and until otherwise agreed by the Parties.

8.	Term and Termination

8.1	This Agreement shall commence on the Effective Date but (except for this Clause 8, Clause 4.10 and Clauses 11 through 22) its performance shall be conditional upon occurrence of the closing of the share purchase agreement of even date herewith and entered into by and between, among others, Hutchison Whampoa Limited and OTH in accordance with its terms.

8.2	Each Party agrees that this Agreement may be terminated by either Party if an Event of Default occurs in relation to the other Party. An Event of Default means, in relation to a Party, the occurrence of any of the following:

(a)	a court of competent jurisdiction makes an order or a resolution is passed, for the dissolution or administration of that Party otherwise than in the course of a reorganization or restructuring undertaken for such purpose previously that is approved in writing by the other Party (such approval not to be unreasonably withheld or delayed);

(b)	any person takes any step (and it is not withdrawn or discharged within ninety (90) days) to appoint a liquidator, manager, receiver, administrator, administrative receiver or other similar officer in respect of any assets held by that Party;

(c)	that Party makes or proposes any arrangement or composition with, or any assignment for the benefit of, its creditors; or

(d)	that there is a change of control of the other Party in favour of a Telecommunications Operator. For this purpose, “control” of the other Party means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the other Party, whether through the ownership of voting securities, by contract or otherwise.

8.3	HTIL may terminate this Agreement by giving written notice to OTH at any time after OTH ceases to hold or control, directly or indirectly, at least 12% of the issued share capital of HTIL.

8.4	For the purpose of this Agreement “Telecommunications Operator” means any person who owns or operates mobile or fixed line telecommunications networks or infrastructure or provides mobile, fixed line telecommunications, IDD or Internet services or who is a mobile virtual network operator or who is a re-seller of such services in any jurisdiction

9.	Consequences of Termination

9.1	Any termination of this Agreement shall not affect a Party’s accrued rights and obligations at the date of termination.

9.2	Immediately after the expiration or termination of this Agreement, each Recipient shall: (i) no longer use any Confidential Information (except for the information described in Clauses 3.1(a) and 4); and (ii) at the option and instruction of the Disclosing Party, return promptly to the Disclosing Party and/or destroy all Confidential Information (except for the information described in Clauses 3.1(a) and 4) in its possession which is in a tangible or electronic form and all copies of such material.

9.3	The provisions of Clauses 6, 9, 18 and 22 shall survive any termination of this Agreement and shall continue in full force and effect.

10.	Further Assurances and Good Faith

So far as it is legally able, each Party undertakes with the other to exercise all voting rights and powers (direct and indirect) available to it to ensure that the provisions of this Agreement are completely and punctually fulfilled, observed and performed and generally that full effect is given to the principles set out in this Agreement and to act reasonably and in good faith towards each other in the exercise of its rights and the discharge of its obligations hereunder.

11.	Non-Assignment

Neither Party may, nor may purport to, assign any of its rights or obligations under this Agreement in whole or in part, nor grant, declare, create or dispose of any right or interest in it (otherwise than in accordance with the terms of this Agreement) without the prior written consent of the other Party, which consent shall not be unreasonably withheld if the proposed assignment is to a directly or indirectly wholly owned Affiliate of such Party.

For the purpose of this Agreement “Affiliate” means, with respect to any Person which is a company, its subsidiaries and holding companies and any subsidiaries of such holding companies, and with respect to any Person which is not a company, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

12.	Waiver of Rights

No waiver by either Party of a failure by the other Party to perform any provision of this Agreement operates or is to be construed as a waiver in respect of any other failure whether of a like or different character.

13.	Amendments

A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

Every three (3) years after the Effective the Parties shall review and, if necessary, agree in good faith any appropriate amendments to the terms of this Agreement to ensure that the Objectives are achieved by implementation of the terms hereof.

14.	Invalidity

If any provision of this Agreement is or is held to be invalid or unenforceable, then so far as it is invalid or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavours to replace the invalid or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

15.	No Partnership or Agency

15.1	Nothing in this Agreement (or any of the arrangements contemplated by it) shall be deemed to constitute a partnership between the Parties nor, save as may be expressly set out in it, constitute either Party the agent of the other Party for any purpose.

15.2	Unless the Parties agree otherwise in writing neither of them shall:

(a)	enter into contracts with third Parties as agent for the other Party; or

(b)	describe itself a such an agent or in any way hold itself out as being such as agent.

15.3	For the avoidance of doubt but subject to Clause 7, nothing contained in this Agreement shall restrict or prevent any Party from developing and introducing technology and services, or from exchanging intellectual property and know-how, with any third Party.

16.	Announcements

16.1	No formal public announcement or press release in connection with the signature or subject matter of this Agreement shall (subject to Clause 16.2) be made or issued by or on behalf or either Party without the prior written approval of the other Party (such approval not to be unreasonably withheld or delayed).

16.2	If a Party has an obligation to make or issue any announcement required by law or by any stock exchange or by any governmental authority, the relevant Party shall give the other Party every reasonable opportunity to comment on any announcement or release before it is made or issued (provided that this shall not have the effect of preventing the Party making the announcement or release from complying with its legal and/or stock exchange obligations).

17.	Entire Agreement

17.1	This Agreement sets out the entire agreement and understanding between the Parties with respect to the subject matter hereof.

17.2	Neither Party has relied on or has been induced to enter into this Agreement in reliance on any representation, warranty or understanding which is not set out in this Agreement.

18.	Notices

18.1	Any notice or other formal communication to be given under this Agreement shall be writing and signed by or on behalf of the Party giving it. It shall be:

(a)	sent by facsimile to the number set out in Clause 18.2; or

(b)	delivered by hand or sent by prepaid recorded delivery or registered post to the relevant address in Clause 18.2.

In each case it shall be marked for the attention of the relevant Party set out in Clause 18.2 (or as otherwise notified from time to time under this Agreement). Any notice given by hand delivery, facsimile or post shall be deemed to have been duly given:

(a)	if hand delivered, when delivered;

(b)	if sent by facsimile, twelve (12) hours after the time of dispatch;

(c)	if sent by recorded delivery or registered post, at 10 am on the second Business Day from the date of posting.

Unless there is evidence that it was received earlier than this and provided that, where (in the case of delivery by hand or by facsimile) the delivery or transmission occurs after 6 pm on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 am on the next following Business Day. References to time in this Clause are to local time in the country of the addressee.

For the purposes of this Clause, a Business Day means a day which is not a Saturday, Sunday or public holiday on which banks are open for general banking business in Hong Kong and Cairo, Egypt.

18.2	The addresses and facsimile numbers of the Parties for the purpose of Clause 18.3 are:

(a)	HTIL

Address:	22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong

Facsimile No:	(852) 2128 1778

For the attention of:	The Company Secretary

With copy to:

Address:	20/F Hutchison Telecom Tower,
99 Cheung Fai Road,
Tsing Yi, Hong Kong

For the attention of:	Executive Director

(b)	OTH

Address:	2005A Nile City Towers,
Cornish El Nile,
Ramlet Beaulac,
Cairo, Egypt

Facsimile No:	(2 02) 461 5065

For the attention of:	Chief Technology Officer

With copy to:

Address:	2005A Nile City Towers,
Cornish El Nile,
Ramlet Beaulac,
Cairo, Egypt

Facsimile No:	(2 02) 461 5165

For the attention of:	Legal Department

18.3	All notices or formal communications under or in connection with this Agreement shall be in the English language or, if in any other language, accompanied by a translation into English. In the event of any conflict between the English text and the text in any other language, the English text shall prevail.

19.	Third Party Rights

A person who is not a Party to this Agreement shall have no rights under the contracts (Rights of Third Parties) 1999 Act.

20.	Counterparts

This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

21.	Representations and Warranties

Each Party hereby represents and warrants to the other Party as of the date of this Agreement that each of the warranties and representations in this Clause 21 is true and accurate in all respects and not misleading as at the date of this Agreement:

(a)	Such Party is a corporation duly organised, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(b)	Such Party is not in receivership or liquidation nor has it taken any step to enter liquidation, and no petition has been presented for winding up such Party. There are no grounds on which a petition or application could be based for the winding up or appointment of a receiver of such Party.

(c)	Such Party has the corporate power and authority to execute, deliver and perform its obligations under and consummate the transactions contemplated under this Agreement.

(d)	The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorised by the directors and, to the extent required, shareholders of such Party and no other corporate or shareholder action on the part of such Party or its shareholders is necessary to authorise the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(e)	This Agreement, when delivered in accordance with the terms hereof, assuming the due execution and delivery of this Agreement, shall have been duly executed and delivered by such Party and shall be valid and binding obligations of such Party enforceable against such Party in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting the enforcement of creditors’ rights generally or to general equitable principles.

(f)	The entry into and performance of this Agreement will not constitute a breach such Party or default under: (i) any provision of the organisational documents of such Party; (ii) any legally binding obligation or any material agreement or undertaking or the terms of any guarantee by which such Party is bound; or (iii) any law applicable to such Party.

(g)	No action or proceeding has been instituted or, so far as such Party is aware, threatened before a court or other governmental authority to restrain or prohibit or materially delay any of the transactions contemplated by this Agreement.

Each Party’s representations and warranties shall be separate and independent and (unless expressly provided otherwise) shall not be limited by reference to any other representation and warranty or by anything in this Agreement.

Each Party acknowledges that it is entering into this Agreement on the basis of and in reliance upon the other Party’s representations and warranties.

22.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

Any dispute arising between the Parties in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to the Steering Committee for resolution. If the Steering Committee is unable informally to resolve such dispute to the mutual satisfaction of the Parties within 30 days such dispute shall be referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”), which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be three. Each Party shall nominate one arbitrator in accordance with the Rules. The Parties shall attempt to reach agreement on the third arbitrator, who shall act as chairman of the Arbitral Tribunal. If such agreement is not reached within 15 days of the Respondent’s nomination of the second arbitrator, the third arbitrator shall be appointed by the International Chamber of Commerce in accordance with the Rules. The place of arbitration shall be London, England. The language of the arbitral proceedings shall be English.

IN WITNESS whereof this Agreement has been entered into the day and year first written above.

SIGNED by		)
for and on behalf of		)
Hutchison Telecommunications International		)
Limited		)

SIGNED by		)
for and on behalf of		)
Orascom Telecom Holding S.A.E.	)

SCHEDULE 1

I.	Procurement:

•	Data services architecture and solutions

•	Network infrastructure

•	IT systems and platforms

•	Handset, SIM and accessories

II.	Technologies and Networks:

•	Technology research and applications

•	Emerging radio technologies (WiFi, WiMAX, UWB, DVB-H etc)

•	IP evolution (IP Core, VoIP, IP Interworking, Managed QoS, IPv6 etc)

•	Services standard (DRM, MBMS, OMA, QoS)

•	Network Performance and Capacity

•	Network performance benchmarking

•	Sharing of capacity and performance enhancements techniques

•	Sharing of performance monitoring systems and practices

•	Indoor coverage techniques

•	Vendor Management

•	Sharing of vendors roadmaps

•	Establishing common user group to pursue the best support from vendors

III.	IT, Services and Contents:

•	IT system architecture

•	Billing and Customer Care

•	Enterprise Support System (ESS)

•	Business Support System (BSS)

•	Fraud management and security

•	Provisioning, mediation, billing and collections

•	Revenue Assurance

•	Local and international messaging (SMS, EMS, MMS)

•	Multimedia service architecture

•	Content and service delivery platforms

•	Application enabling platforms and solutions

•	Roaming and settlement

•	Sharing of global contents (subject to agreements)

•	Cross licensing of technologies, solutions and contents

IV.	International Business

•	Optimized voice and data routing through the Parties’ (e.g., HGC’s) existing networks and points of presence

•	Common messaging peering and settlement services

•	Preferential roaming treatment among the Parties’ respective operations

•	Preferential international call rating

SCHEDULE 2

Exceptional Cases

Market Conditions

1.	Cases where fewer than two suitably qualified Vendors are present and bidding for the project in the market.

2.	Markets where a Vendor identity’s is politically sensitive or its activities restricted by applicable law.

3.	When the insertion of the Required Contractual Provisions results in a breach of applicable law, including, for the avoidance of doubt, breach of a fiduciary duty owed by a member of the board of directors of a particular company within the OTH Group or the HTIL Group (as applicable).

4.	Markets where potential growth is limited in comparison with the installed network, thereby making it operationally unreasonable to introduce a new vendor.

Existing Benefits Prejudiced

5.	Purchases in relation to future network expansion phases that as of the date hereof are both planned and subject to a legally binding commitment, where the aggregate volume of the purchases has demonstrably been a fundamental consideration of the vendor during the negotiation of such agreement.

6.	Purchases for equipment with prices fixed under existing agreements, including frame agreements, unless more a favorable price is introduced as a result of the Required Contractual Provisions or the Additional Volume Discounts.

Natural Expansion

7.	Purchases for capacity and functionality upgrades that apply existing installed nodes (e.g., adding racks/modules/cards to an existing MSC or BSC etc.)

8.	Purchases or agreements for MSC/BSC/BTS and other central switching equipment (Network Equipment prices only; for the avoidance of doubt, this means that the cost of civil works shall be excluded) with a scale smaller than US$2,000,000.00.

For the purpose of this Agreement,

“BSC” (Base Station Controller) means equipment that monitors and controls one or more base stations in order to exchange messages, handover mobile units from cell to cell, and perform other system administrative tasks;

“BTS” (Base Transceiver Station) means fixed transmitter/receiver equipment in each cell of a mobile telecommunications network that communicates by radio with all mobile telephones in that cell;

“HLR” (Home Location Register) means the database in charge of managing mobile phone subscribers that holds all pertinent subscriber information, such as the telephone number, handset serial number, long-distance carrier, and customer features;

“IN” (Intelligent Network) means network infrastructure that is for the purpose of real time call control and credit rating;

“MSC” (Mobile Switching Centre) means a large, computer-based device used to connect calls within a mobile network and as the interface of the cellular network to other networks;

“Network Equipment” means any equipment used in the mobile telephone network, including but not limited to:

(a)	the core network: MSC/VLR/HLR;

(b)	the access network: BSC/TRAU and BTS;

(c)	transmission: PDH and SDH;

(d)	Intelligent Network;

(e)	UTRAN; and

(f)	Packet switching equipment.

“Network Procurement Agreement” means any agreement for the procurement of Network Equipment (“Current Network Procurement Agreement” means a Network Procurement Agreement pursuant to which a supplier is, as at the Effective Date, continuing to supply Network Equipment and “Future Network Procurement Agreement” means a Network Procurement Agreement entered into by a Party at a date after the Effective Date.)

“PDH” (Plesiochronous Digital Hierarchy) means a digital transmission method based on dividing information up into identical time intervals;

“SDH” (Synchronous Digital Hierarchy) means a method of telephony transmission using digital techniques where data is packed in containers which are synchronised in time;

“TRAU” (Transcoder Rate and Adapter Unit) means a technology whereby an encoded speak signal from a mobile station is transcoded;

“UTRAN” means a UMTS (Universal Mobile Telecommunications System) radio access network.

“VLR” (Visitor Location Register) means a temporary database that contains pertinent subscriber information for wireless users that are roaming.